PolyPid Ltd.

18 Hasivim Street

Petach Tikva 4959376, Israel

March 5, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PolyPid Ltd. (the “Company”)
Registration Statement on Form F-1, File No. 333-222930
Request for Withdrawal

Ladies and Gentlemen:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-222930) on Form F-1 confidentially submitted to the Securities and Exchange Commission (the “Commission”) on November 9, 2017 and confidentially amended on December 20, 2017 and filed with the Commission on February 8, 2018 and amended on March 14, 2018 (the “Registration Statement”), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to market conditions. Since the Registration Statement was not declared effective by the Commission, no shares were sold in connection with the offering described in the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact me at +972 (74) 719-5700 or Divakar Gupta of Cooley LLP at (212) 479-6474, Daniel I. Goldberg of Cooley LLP at or +1 212 479 6722 Joshua A. Kaufman of Cooley LLP at (212) 479-6495.

Sincerely,

POLYPID LTD.

		By:	/s/ Amir Weisberg
Amir Weisberg
Chief Executive Officer

cc:	Divakar Gupta, Cooley LLP
Daniel I. Goldberg, Cooley LLP
Joshua A. Kaufman, Cooley LLP